UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Eyegate Pharmaceuticals, Inc.

(Name of Issuer)

COMMON STOCK, $0.01 PER SHARE PAR VALUE
(Title of Class of Securities)

30233M 107
(CUSIP Number)

February 16, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30233M 107

1	NAMES OF REPORTING PERSON NPE Coinvest 1
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 737,647*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 737,647*
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 737,647*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.6%**
12	TYPE OF REPORTING PERSON OO

*	Includes 63,442 shares of the Issuer’s common stock (“Common Stock”) issuable upon exercise of warrants beneficially owned by the Reporting Person.
**	The percentage was calculated based on 7,654,644 shares of Common Stock issued and outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2015.

CUSIP No. 30233M 107

1	NAMES OF REPORTING PERSON Natixis Private Equity
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 737,647*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 737,647*
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 737,647*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.6%**
12	TYPE OF REPORTING PERSON OO

*	Includes 63,442 shares of Common Stock issuable upon exercise of warrants beneficially owned by the Reporting Person.
**	The percentage was calculated based on 7,654,644 shares of Common Stock issued and outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 12, 2015.

CUSIP No. 30233M 107

1	NAMES OF REPORTING PERSON Dominique Sabassier
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 737,647*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 737,647*
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 737,647*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.6%**
12	TYPE OF REPORTING PERSON IN

*	Includes 63,442 shares of Common Stock issuable upon exercise of warrants beneficially owned by the Reporting Person.
**	The percentage was calculated based on 7,654,644 shares of Common Stock issued and outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 12, 2015.

ITEM 1.

(a) - Name of Issuer: Eyegate Pharmaceuticals, Inc., a Delaware Corporation (the “Issuer”).

(b) - Address of Issuer's Principal Executive Offices: 271 Waverley Oaks Road, Suite 108, Waltham, MA 02452.

ITEM 2.

(a) - Name of Persons Filing:

i.	NPE Coinvest 1 (“NPEC”)
ii.	Natixis Private Equity, by virtue of its ownership of NPEC (“NPE”)
iii.	Dominique Sabassier, President and General Manager of NPEC and General Manager of NPE, with voting and investment power with respect to the foregoing entities

The persons named in this Item 2(a) are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) – Address of Principal Business Office or, if none, Residence of all Reporting Persons: 5 – 7, rue de Monttessuy, 75340 Paris cedex 07, France

(c) – Citizenship of all Reporting Persons: France

(d) - Title of class of securities: Common Stock

(e) - CUSIP No.: 30233M 107

ITEM 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

ITEM 4.	Ownership

(a)	Amount beneficially owned:
i.	NPEC - 737,647*
ii.	NPE - 737,647*
iii.	Dominique Sabassier - 737,647*

(b)	Percent of class:
i.	NPEC – 9.6%**
ii.	NPE – 9.6%**
iii.	Dominique Sabassier – 9.6%**

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:
i.	NPEC - 737,647*
ii.	NPE - 737,647*
iii.	Dominique Sabassier - 737,647*

(ii)	Shared power to vote to direct the vote:
i.	NPEC - None
ii.	NPE - None
iii.	Dominique Sabassier - None

(iii)	Sole power to dispose or to direct the disposition of:
i.	NPEC - 737,647*
ii.	NPE - 737,647*
iii.	Dominique Sabassier - 737,647*

(iv)	Shared power to dispose or to direct the disposition of:
i.	NPEC - None
ii.	NPE - None
iii.	Dominique Sabassier - None

*	Includes 63,442 shares of Common Stock issuable upon exercise of warrants beneficially owned by the Reporting Person.

**	The percentage was calculated based on 7,654,644 shares of Common Stock issued and outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 12, 2015.

Each Reporting Person disclaims beneficial ownership other than those shares of Common Stock which such Reporting Person owns of record.

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	Ownership of More than Five Percent on behalf of Another Person

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2016

NATIXIS PRIVATE EQUITY

By: /s/ Dominique Sabassier
Dominique Sabassier, General Manager

NPE Coinvest 1

By: /s/ Dominique Sabassier
Dominique Sabassier, President and General Manager

/s/ Dominique Sabassier
Dominique Sabassier

AGREEMENT OF JOINT FILING

This undersigned hereby agree, pursuant to Rule 13d-1(k)(1) under the Securites Exchange Act of 1934, as amended (the “Act”), that a statement of beneficial ownership as required under Sections 13(g) or 13(d) of the Act and the Rules promulgated thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings.

Date: February 16, 2016

NATIXIS PRIVATE EQUITY

By: /s/ Dominique Sabassier
Dominique Sabassier, General Manager

NPE Coinvest 1

By: /s/ Dominique Sabassier
Dominique Sabassier, President and General Manager

/s/ Dominique Sabassier
Dominique Sabassier